UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Fluent, Inc.

(Formerly known as Cogint, Inc.)

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

34380C201

(CUSIP Number)

Daniel Barsky, Esq.

Fluent, Inc.

300 Vesey Street, 9th Floor,

New York, New York 10282

(646) 669-7272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34380C201

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,334
	8.	SHARED VOTING POWER 3,730,164 (1)
	9.	SOLE DISPOSITIVE POWER 8,334
	10.	SHARED DISPOSITIVE POWER 3,730,164 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,498 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 3,730,164 shares of common stock, which includes 591,017 shares of the Issuer’s common stock underlying the Pre-Funded Warrants. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Based on 13,660,598 shares of the Issuer’s common stock outstanding as of May 13, 2024 (based on the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024).

CUSIP No. 34380C201

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 3,730,164 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 3,730,164 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,730,164 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Gamma Trust beneficially owns 3,730,164 shares of common stock, which includes 591,017 shares of the Issuer’s common stock underlying the Pre-Funded Warrants. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Based on 13,660,598 shares of the Company’s common stock outstanding as of May 13, 2024 (as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024).

CUSIP No. 34380C201

Explanatory Note

This Amendment No. 22 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014, Amendment No. 12 to the Schedule 13D filed on April 6, 2015, Amendment No. 13 to the Schedule 13D filed on January 20, 2016, Amendment No. 14 to the Schedule 13D filed on March 29, 2016, Amendment No. 15 to the Schedule 13D filed on May 18, 2016, Amendment No. 16 to the Schedule 13D filed on July 21, 2016, Amendment No. 17 to the Schedule 13D filed on December 28, 2016, Amendment No. 18 to the Schedule 13D filed on December 22, 2017, Amendment No. 19 to the Schedule 13D filed on April 6, 2018, Amendment No. 20 to the Schedule 13D filed on February 14, 2019, and Amendment No. 21 to the Schedule 13D filed on September 25, 2023 (together the “Original Schedule 13D”), by Phillip Frost, M.D. (“Frost”) and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer.

This Schedule 13D is filed by the Reporting Persons with respect to shares of common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation (the “Issuer”), formerly known as Cogint, Inc., formerly known as IDI, Inc., the successor to Tiger Media, Inc., SearchMedia Holdings Limited, Ideation Acquisition Corp. and ID Arizona Corp. The principal executive offices of the Issuer are located at 300 Vesey Street, 9th Floor, New York, New York 10282.

Item 2.	Identity and Background.

The last paragraph of Item 2 is deleted in its entirety and replaced with the following text:

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows.

The information set forth or incorporated under the heading “Explanatory Note” and in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

The source of funds used by the Reporting Persons for the acquisition of securities of the Issuer reported herein is the working capital of Gamma Trust.

Item 4.	Purpose of Transaction.

No material change.

CUSIP No. 34380C201

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owner of 3,738,498 shares of common stock of the Issuer, which includes 591,017 shares of the Issuer’s common stock underlying the Pre-Funded Warrants, representing 26.2% of the Issuer’s common stock. The percentage of beneficial ownership is based upon 13,660,598 shares of the Company’s common stock outstanding as of May 13, 2024 (as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024). On April 11, 2024, the Issuer effected a 6-for-1 reverse stock split. The holdings of the Reporting Persons reported herein reflect such reverse stock split.

(b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

The information set forth or incorporated under Item 6 is incorporated by reference in its entirety into this Item 5. There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 13, 2024, certain accredited investors, including Gamma Trust, entered into Securities Purchase Agreements (the “Purchase Agreements”) with the Issuer. Pursuant to the Purchase Agreements, Gamma Trust purchased pre-funded warrants (the "Pre-Funded Warrants") to purchase 591,017 shares of the Issuer’s common stock at a purchase price of $3.384 per Pre-Funded Warrant for an aggregate consideration of $2,000,000 (the “Private Placement”). The Pre-Funded Warrants have an exercise price of $0.0005 per share of common stock, will be immediately exercisable after stockholder approval of the Private Placement and will terminate when exercised in full. The exercise of the Pre-Funded Warrants is subject to stockholder approval. The Issuer is obligated to use its reasonable best efforts to obtain stockholder approval of the exercise of the Pre-Funded Warrants in accordance with the rules of the Nasdaq Stock Market at a special meeting of the Issuer’s stockholders. In connection with the Private Placement, Gamma Trust entered into a Support Agreement with the Issuer pursuant to which Gamma Trust agreed to vote shares of the Issuer’s common stock beneficially owned by the Reporting Persons in favor of certain actions subject to Stockholder Approval (as defined in the Purchase Agreements) at any meeting of stockholders of the Issuer and to vote against or decline to consent to any proposal or any other corporate action or agreement that would result in a breach by the Issuer of the Purchase Agreements or impede, delay or otherwise adversely affect the consummation of the transactions contemplated by the Purchase Agreements or any similar agreements entered into by the Issuer and the stockholders party thereto in connection with the consummation of the transactions contemplated by the Purchase Agreements.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement, dated May 20, 2024 by and between the Reporting Persons.

Exhibit 99.2 Securities Purchase Agreement by and between Fluent, Inc. and the purchasers a party thereto, dated as of May 13, 2024 (incorporated by reference to Exhibit 10.1 on the Issuer’s Form 10-Q, filed on May 15, 2024).

Exhibit 99.3 Form of Pre-Funded Warrant dated May 13, 2024 (incorporated by reference to Exhibit 10.2 on the Issuer’s Form 10-Q, filed on May 15, 2024).

Exhibit 99.4 Form of Support Agreement by and among Fluent, Inc. and the parties thereto dated as of May 13, 2024 (incorporated by reference to Exhibit 10.3 on the Issuer’s Form 10-Q, filed on May 15, 2024).

CUSIP No. 34380C201

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2024	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: May 20, 2024	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee